Kathryn A. Domino
Chief Accounting Officer
Liquidity Services, Inc.
1920 L Street, NW, 6th Floor
Washington, DC 20036

March 20, 2014

Mr. Stephen Krikorian

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re: Liquidity Services, Inc.

Form 10-K for Fiscal Year Ended September 30, 2013

Filed November 21, 2013

Form 10-Q for the quarterly period ended December 31, 2013

Filed February 7, 2014

File No. 000-51813

Dear Mr. Krikorian:

We received your March 10, 2014 letter and appreciate your comments with respect to our filings.  We understand that the purpose of your review of the above referenced filings is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.  Listed below are your comments and our responses.

Form 10-K for the Fiscal Year Ended September 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

1.             We note that the Chief Executive Officer noted in the Q4 2013 earnings call and the Q1 2014 earnings call that the mix of property under the Department of Defense Surplus Contact has shifted to higher volume of lower value, smaller-size items, which require the company to rent more space, incur higher transportation and handling costs, and increase your staff size.  We also note that the Chief Executive Officer notes that this is a “structural change that is likely to maintain itself through the year.”  Given that your Surplus Contract accounted for approximately 30.3%, 27.2%, and 27.7% of total revenue for the fiscal years ended September 30, 2011, 2012 and 2013, respectively, please tell us what consideration you gave to discussing this trend under the overview of this section.

Company Response:

For the quarter and year ended September 30, 2013, the shift under the Surplus Contract to a mix of lower value, smaller-size items did not have a significant impact on our revenue, financial condition or results of operations.  As of September 30, 2013, we did not have reason to expect that it was reasonably likely that this shift in the mix of goods under the Surplus Contract and the increased costs we incurred as a result would continue.  However, as of December 31, 2013, we had determined that the shift in the mix of goods under the Surplus Contract and the increased costs we incurred as a result had continued throughout the first quarter of Fiscal 2014 and that it was reasonably likely that the shift in the mix of goods and related increased costs would continue for the remainder of Fiscal 2014.  As a result, we disclosed this shift and the effects thereof as a known trend under the subheading “Recent Initiatives” in the overview portion of Management’s Discussion and Analysis of Financial Condition and Results of Operation in our Form 10-Q for the quarterly period ended December 31, 2013, filed February 7, 2014.  We will continue to monitor the impacts of this trend and will disclose material forward-looking information regarding known material trends and uncertainties as required by Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 45

2.                                      We note from your disclosure on page 78 that you had indefinitely reinvested undistributed foreign earnings of approximately $6.6 million as of September 30, 2013.  Tell us what consideration you gave to disclosing the amount of cash held overseas and discussing the potential tax impact of repatriating funds if the Company were to require more capital in the United States.  Refer to Item 303(a)(1) of Regulation S-K and Section IV of our Release 33-8350.

Company Response:

We held approximately $10.5 million in cash overseas as of September 30, 2013, the majority of which are funds held on behalf of customers.  We considered disclosing this amount and discussing the potential tax impact of repatriating funds, but did not believe such disclosure would be material to investors because the possibility of repatriating the funds within the foreseeable future is remote.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 49

3.                                 We note your conclusion that disclosure controls were effective to provide reasonable assurance that, among other things, material information is made known to management particularly during the period when your periodic reports are being prepared.  Tell us whether this conclusion includes an assessment of whether information is accumulated and communicated to your officers to allow timely decisions regarding required disclosure, consistent with the full definition of disclosure controls and procedures contained in Rule 13a-15(e) of the Exchange Act.  Confirm you will disclose that your conclusion also includes this assessment in future filings.

Company Response:

We confirm that our conclusion that our disclosure controls were effective to provide reasonable assurance that, among other things, material information is made known to management particularly during the period when its periodic reports are being prepared includes an assessment of whether information is accumulated and communicated to our officers to allow timely decisions regarding required disclosure, consistent with the full definition of disclosure controls and procedures contained in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended.  In future filings, we will disclose the fact that our conclusion regarding the effectiveness of disclosure controls includes this assessment.

Notes to Consolidated Financial Statements, page 61

4.                                 Tell us what consideration you gave to the disclosure requirements in ASC 280-10-50-41 related to entity-wide geographic information.

Company Response:

We considered the disclosure requirements in ASC 280-10-50-41 related to entity-wide geographic information.  Because our revenues from external customers attributed to all foreign countries from which we derive revenue were 9.5%, 1.0%, and 3.0% of total revenue for the years ending September 30, 2013, 2012, and 2011, respectively, and our long-lived assets located in all foreign countries represented 3.8% and 2.8% of total long-lived assets as of September 30, 2013 and 2012, we concluded that the geographic information was not significant enough to warrant separate disclosure.  To the extent that our revenues from external customers attributable to all foreign countries or that long-lived assets located in all foreign countries exceed 10% of total revenues or total long-lived assets in a future period, we will disclose the geographic information outlined in ASC 280-10-50-41 in future filings.

Note 1. Organization, page 61

5.                                 We note you indicate that you have one reportable segment.  Given your recent acquisitions and changes in the mix of revenue, tell us what consideration you gave to the existence of more than one reportable segment, such as based on pricing model, seller mix, or geography.  Refer to ASC 280-10-50.

Company Response:

We have considered the requirements of ASC 280-10-50 and have concluded that we have one operating segment in accordance with ASC 280-10-50-1 and one reportable segment in accordance with ASC 280-10-50-10.  Although we operate separately branded marketplaces, the decisions to establish such separately branded marketplaces were driven by client or channel marketing objectives.  The products listed for sale in all of our marketplaces are similar and we cross-list numerous assets among our marketplaces to tap the demand of our buyer base.  We provide similar optional value added services to all clients as well.  The reports that management uses to run the business are not aggregated by segments, nor do they provide discrete financial information for different marketplaces or geographies, such as would be presented on an income statement.  Instead, these reports are based on operating metrics and service-levels. Furthermore, our conclusion that we have one operating segment is consistent with the information that the chief operating decision maker uses to allocate resources and to assess the performance of the business.

Note 4. Acquisitions, page 70

6.                                 For each of your acquisitions during the periods presented, please tell us how you considered the disclosure requirements of ASC 805-10-50-2h to disclose the amounts of revenue and earnings of the acquiree since the acquisition and supplemental pro forma information, including the nature and amount of any material, nonrecurring pro forma adjustments.  In this regard, we note from the response to comment 10 in your letter dated March 2, 2012 that you confirmed you would provide pro forma information in future filings.  If disclosure of any of the information required is impracticable, you should disclose that fact and explain why the disclosure is impracticable.

Company Response:

We considered the disclosure requirements of ASC 805-10-50-2h to disclose the amounts of revenue and earnings of the acquiree since the acquisition and supplemental pro forma information, including the nature and amount of any material, nonrecurring pro forma adjustments.  Consistent with our response to comment 10 in our letter dated March 2, 2012, we disclosed the revenue since the date of acquisition and the supplemental pro forma information for Jacobs Trading in our Form 10-K for the fiscal year ended September 30, 2012. With the exception of the Jacobs Trading acquisition, the amount of revenue and earnings from each of our acquisitions (during the periods presented) since the acquisition date and the pro forma impact on our financial results for the years of the acquisition and the year prior to the acquisition was not significant.

Note 12. Income Taxes, page 77

7.                                 Tell us the amount of foreign earnings in each period presented and what consideration was given to disclosing the components of income before income tax expense as either domestic or foreign.  Refer to Rule 4-08(h)(i) of Regulation S-X.

Company Response:

The amount of foreign earnings (losses) from continuing operations in fiscal year 2013, 2012, and 2011 was $0.9 million, ($1.3) million, and $0, respectively.  We considered disclosing the components of income before income tax expense as either domestic or foreign in accordance with Rule 4-08(h)(i) of Regulation S-X; however, we did not include such disclosure because we do not believe that our foreign earnings were significant for the periods presented.

Note 16. Quarterly Results (Unaudited), page 89

8.                                 Tell us what consideration you gave to the disclosure requirement in Item 302(A)(1) of Regulation S-K to provide a measure of gross profit for each of the quarters presented.

Company Response:

We considered the disclosure requirement in Item 302(A)(1) of Regulation S-K to provide a measure of gross profit for each of the quarters presented.  We concluded that Income before provision for income taxes from operations provided the most meaningful metric for the users of the financial statements. Gross profit is not a meaningful measure for our company as approximately 60% of our sales are under the consignment model, which does not have a cost of goods sold.  Therefore, gross profit is not meaningful to investors to understand our financial performance for any particular periods.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

9.                                 You indicate that the changes in revenue and cost of goods sold are not significant.  Tell us what consideration you gave to providing a qualitative and quantitative analysis of the offsetting factors that contributed to the changes.  Refer to Item 303(a)(3) of Regulation S-X and Section III.D of SEC Release 33-6835, Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Company Response:

We reviewed the details of the changes in revenue and cost of goods sold and found no significant, offsetting changes during the quarter.

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses or require additional information, please feel free to call me at 202-558-6295.

Sincerely,

/s/ Kathryn A. Domino
Kathryn A. Domino
Chief Accounting Officer